

June 6, 2022

R. Ramin Kamfar
Chief Executive Officer
Bluerock Homes Trust, Inc.
1345 Avenue of the Americas, 32nd Floor
New York, NY 10105

      Re: Bluerock Homes Trust, Inc.
          Amendment No. 1 to Form 10-12B
          Filed April 22, 2022
          File No. 001-41322

Dear Mr. Kamfar:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. References to prior comments refer to comments in our letter dated April 8, 2022.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-12B filed April 22, 2022

Unaudited Pro Forma Combined Statement of Operations
Adjustments to the Unaudited Pro Forma Combined Statement of Operations, page 87

1.   We continue to consider your response to comment 2.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Funds from Operations and Core Funds from Operations Attributable to Common Stockholders and Unitholders, page 101

2.   We note your response to comment 4. Please revise your tabular reconciliation to more accurately describe the adjustments that are presented net of your joint venture partners' noncontrolling interest share.

R. Ramin Kamfar
Bluerock Homes Trust, Inc.
June 6, 2022
Page 2

Business and Properties, page 103

3.   We note your amended disclosure in response to comment 7. We also note your response that you do not believe it would be informative to investors to specifically identify each unit or property that has planned renovations. Please quantify how many properties or units renovations have been planned for or are currently undergoing renovations.

Combined Financial Statements, page F-1

4.   We continue to consider your response to comment 9.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or Pam Long at 202-551-3765 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction